August 8, 2011

Via Edgar and Overnight Delivery

Stephen Krikorian

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Re:	Multi-Fineline Electronix, Inc.

Form 10-K for the year ended September 30, 2010

Filed November 15, 2010

Forms 10-Q for the Quarterly Periods ended December 31, 2010 and March 31, 2011

Filed February 3, 2011 and May 5, 2011

File No. 000-50812

Dear Mr. Krikorian:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 19, 2011, to Reza Meshgin, President and Chief Executive Officer of Multi-Fineline Electronix, Inc. (the “Company”) regarding the Form 10-K for the fiscal year ended September 30, 2010 (the “Form 10-K”) and regarding the Form 10-Q’s for the fiscal quarters ended December 31, 2010 and March 31, 2011 (the “Form 10-Q’s”).

This letter sets forth the comments of the Staff in the comment letter and, following each comment, sets forth the Company’s response.

Form 10-K for the Fiscal Year Ended September 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1.	Within your comparisons of net sales beginning on page 33 and 35 there are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change is not disclosed. In this regard, we note that in the fiscal year ended September 30, 2010 sales both increased and decreased as a result of changes in established customers, a new customer contributed significantly to the increase and there were greater shipments at what you seem to be suggesting were lower per unit prices. In future filings, please revise your disclosures throughout this section to quantify and describe significant components and sources that contributed to material changes. Refer to Section III.B of SEC Release 33-8350.

Response: With respect to the comparisons of the Company’s net sales included on page 33 and 35 of the Form 10-K, sales to each of the Company’s significant customers are set forth in footnote 10 to the Company’s financial statements. Thus, the sales to customer information requested by the Staff can be derived from the financial statement information contained in the

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report. However, pursuant to the Staff’s comment, in future annual and periodic filings the Company will modify the disclosure under “Results of Operations” to quantify and describe significant sources that contributed to material changes in the Company’s net sales where two or more sources of a material change are identified.

Liquidity and Capital Resources, page 37

2.	We note from your disclosure on page 58 that earnings of foreign subsidiaries totaling approximately $142 million are considered to be permanently reinvested outside of the United States. Tell us how you considered disclosing the amount of cash, cash equivalents and investments that are currently held outside of the United States and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate, for purposes of assessing liquidity, the amounts not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Section IV of SEC Release 33-8350.

Response:

Based on the Company’s most current projections, the Company believes it is unlikely that it will need to repatriate any of the approximately $142 million of earnings of foreign subsidiaries. Our considerations for disclosing the amount of cash, cash equivalents and investments that are currently held outside of the United States and the impact of repatriating the undistributed earnings of foreign subsidiaries is as follows:

As of September 30, 2010, the Company had approximately $114.9 million in total cash and cash equivalents and short-term investments. Of these amounts, approximately $52.2 million was held in the United States, approximately $47.7 million was held at our foreign subsidiaries in China, approximately $13.4 million was held at our foreign subsidiary in Singapore, and approximately $1.6 million was held at our foreign subsidiaries in Malaysia, the United Kingdom, and the Cayman Islands, respectively. Each reporting period, for the purposes of assessing liquidity, the Company considers the impact of its cash and cash equivalents and investments held at foreign subsidiaries and their availability to fund domestic obligations. As of September 30, 2010, the Company’s United States entity had loans receivable from its Singapore foreign subsidiary of approximately $29.0 million, whereby if necessary, the Singapore entity could repay the loan from cash generated from operations without being subject to tax.

In addition, as of September 30, 2010, the Company’s U.S. operations had access to approximately $30.0 million of lines of credit and access to public and private debt markets as a means to generate liquidity, if needed. The U.S. operations also continues to generate cash to fund U.S. operations through management fees and cost sharing payments from its foreign subsidiaries. As a Corporate headquarters of less than 100 employees, the U.S. operations does not require a significant portion of the Company’s cash balance to function.

These were our considerations for the questions surrounding the Staff’s comments, and given the Company still believes that it will not need to repatriate earnings and has sufficient cash balances to fund its United States operations, the Company does not feel that a disclosure such as this was necessary or will be necessary based on current projections going forward.

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10. Significant Concentrations

Geographic, page 63

3.	We note that net sales to North America in fiscal 2010 were approximately $238 million. Please tell us the amounts related to each country in North America and what consideration you have given to disclosing any significant concentration of revenue within this geographic area.

Response: Net sales (including intra-company sales) to the United States, Mexico and Canada in fiscal 2010 were $86 million, $99 million and $53 million, respectively. In addition, external net sales by geographic segment are disclosed in the notes to the financial statements. Given the spread of revenue between those three countries, the Company has concluded in the past that there was no significant concentration of business between the countries of North America and therefore a specific country breakdown would not be material. While the Company did not provide a specific country breakdown for North America net sales in its most recent Form 10-K filing, on a going forward basis, the Company will include in the table disclosure the revenues of each country in North America.

Forms 10-Q for the Fiscal Quarters Ended December 31, 2010 and March 31, 2011

Management’s Discussion and Analysis of Financial condition and Results of Operations

4.	Refer to your discussion of net sales into the consumer electronics sector in each of these filings. In this regard, we note a decrease of $63 million, or approximately 26% of total first quarter revenue “mainly due to a major program reaching the end of its life cycle.” Please describe how the company addressed this change or trend noted in consumer electronics sales in any earlier periodic filings. For example, please indicate where the company provided disclosure of any such trends prior to the quarterly period ended December 31, 2010.

Response: The disclosure regarding a decrease of revenue as a result of “a major program reaching the end of its life cycle” refers to a customer’s product which incorporates the Company’s flex assemblies reaching the end of its life cycle. The conclusion of this particular customer program was not included in the Company’s prior filings because the product had not reached the end of its life cycle until the quarterly period ended December 31, 2010. Given the numerous customer programs involving the Company at any given time, programs are ending and new programs are being commenced in the ordinary course throughout the Company’s year. In the quarter ended December 31, 2010, while this one program substantially reached the end of its life cycle, growth in other recently added programs resulted in a net increase in Company revenues for the quarter both year over year and compared to the prior quarter. In fact, the quarter ending December 31, 2010 was the highest revenue total ever reported by the Company in spite of this program reaching the end of its life cycle. Therefore, given the Company’s typical mix of programs concluding and commencing in the ordinary course within a reporting period, the Company believes that commenting on the beginning or ending of a specific customer program prior to the actual occurrence could be confusing to investors because investors would not have information regarding the total mix of customer programs for a period that impact the effect on the Company of the potential commencement or conclusion of a specific customer program. With respect to the potential loss of any customer program and the attendant effect on the Company’s net sales, the Company does disclose in its filings that its customers’ programs are subject to reduction and change, including cancelation, any of which could serve to reduce the Company’s net sales (see risk factors entitled “Our customers have in the past and likely will continue to cancel their orders, change production quantities, delay production or qualify additional vendors, any of which could reduce our net sales and/or increase our expenses” and “We depend on a limited number of key customers, and a limited number of programs from these customers, for significant portions of our net sales, and if we lose business with any of these customers, our net sales could decline substantially”). In future annual and periodic filings, the Company will modify its disclosure to clarify that in addition to cancellation or change, the termination of a customer program may also result from the program reaching the end of its life cycle.

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In addition, and per the Staff’s request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions should be directed to me or Reza Meshgin at (714) 688-5201, or by fax to (714) 203-6965.

Thank you for your assistance in this matter.

Very truly yours,

Multi-Fineline Electronix, Inc.
/s/ Tom Liguori
Tom Liguori, Chief Financial Officer